InfoSpi, Inc.
19495 Biscayne Blvd., Suite 411
Aventura, Florida 33180
Phone (305) 932-9795        Fax (305)932-9033

March 15, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Raj Rahan
          Senior Staff Accountant
          Brian K. Blanderi
          Branch Chief
          Tia Jenkins
          Senior Assistant Chief Accountant

Re:  Infospi, Inc.
        Form 10-K/A for Fiscal Year Ended
        December 31, 2009
        Filed February 4, 2011
        Supplemental Response submitted February 8, 2011
        File No. 000-53104

To Whom It May Concern:

On behalf of InfoSpi, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated March 1, 2011 (the “SEC Letter”).

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Financial Statements

Notes to Financial Statements

Note 1.Nature and Background of Business

Restated Financial Statement, F-6

1.  In accordance with the staff’s comments, the disclosure of the effect of the Company’s restatement on each financial statement line item and any share amounts has been included on the Annual Report for fiscal year ended December 31, 2009 and the quarterly reports for the quarters ended March 31, 2010 and June 30, 2010.

Securities and Exchange Commission
Page Two
March 15, 2011

Note 4 –Stockholders’ Equity – Common Stock, F-13

2.  In accordance with the staff’s comments, the disclosure in the footnote has been revised to include computation of the compensation costs and criteria evaluated by management in determining the fair value of the shares issued for services.

Item 9A. Controls and Procedures, page 21

3.  In accordance with the staff’s comments, management’s report on internal control over financial reporting has been included.

Evaluation of Disclosure Controls and Procedures, page 21

4.  In accordance with the staff’s comments, management has made the determination that the Company’s internal controls and procedures were not effective as of December 31, 2009 and, thus, the Annual Report has been amended to include such disclosure.

Changes in Internal Controls, page 22

5.  In accordance with the staff’s comments, the Annual Report has been revised to include disclosure regarding any change in internal controls and procedures that occurred during the fourth quarter of 2009 that has materially affected or is likely to materially affect the Company’s internal control over financial reporting.

Form 10-Q/A for the Quarter Ended March 31, 2010

Financial Statements

Balance Sheet, page 2

6.  Please be advised that the nature of the development costs are for design, engineering and supervision services to be provided in the construction of the critical reactor expected to be utilized in the Company’s waste product activities. Since the project is just beginning these costs were capitalized until the services are actually rendered.

Securities and Exchange Commission
Page Three
March 15, 2011

Form 10-Q/A for the Quarter Ended June 30, 2010

Management’s Annual Report on Internal Control Over Financial Reporting, page 22

7.  In accordance with the staff’s comments, management’s report on internal control over financial reporting has been removed.

Other Exchange Act Reports

8.  In accordance with the staff’s comments, the Quarterly Reports for March 30, 2010 and June 30, 2010 have been revised accordingly.

9.  In accordance with the staff’s comments, the Annual Report will be further revised to include the disclosure regarding the resignation of Stan J.H. Lee CPA. A current report on Form 8-K will also be filed regarding the change in auditor. We are currently working with Stan J.H. Lee CPA with regards to the required exhibit to the 8-K.

10.  Please be advised that the Company will be filing a super 8-K regarding the acquisition of NexPhase Lighting Inc. and other form 10 disclosure, including historical financial statements of NexPhase Lighting Inc. and pro forma financial information giving effect to the acquisition. The Company intends to file the 8-K within 75 days from the date of acquisition, i.e. February 15, 2011. Management does not believe that the Company was a shell. At the time the controlling interest was acquired by Dror Svorai and the change in management occurred, prior management represented that the Company was not a shell. The information relied upon by management in its determination that the Company was not a shell and had ongoing business operations conducted by past management includes the following:

•
September 30, 2009 – The Company announced a licensing transaction with Integral Bioenergies Systems SL, Valencia Spain (“IBS”), for recycling technologies. This licensing transaction represented substantial amount of time involved in negotiations and travel by management during the prior months.

•
December 27, 2009 – The Company signed a memorandum of understanding with IBS pursuant to which the Company was to acquire 100% of the shares of IBS in order to be able to commercialize the IBS waste recovery technologies (press release of the Company dated January 2010). The memorandum of understanding was open-ended in that a formal closing could have occurred by and between the parties at any time financing for the transaction was available.

Securities and Exchange Commission
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March 15, 2011

•
February 19, 2010 – The Company entered into a letter of intent with Baradero, which is a city in the Republic of Argentina, pursuant to which the Company was going to assist Baradero with sludge treatment and the design, construction and financing of a sludge treatment plant. Consummation of a definitive agreement was conditional subject to ratification by the City Council of Baradero.

Please be advised that the process of starting up a recycling operation for a municipality takes considerable time because of the administrative steps required and essential to the transaction. This represents a considerable amount of time incurred by prior management with regards to ongoing business operations during fiscal year 2010 and to February 2011.  The ongoing business operations included, but not limited to: (i) obtaining approval of the city of Baradero and relevant governmental department; (ii) submission of the construction plan to the city counsel for approval; and (iii) seeking and identifying funding mechanisms for the project such as issuance of governmental bonds, etc.

Therefore, current management is of the opinion that the Company was not a shell.

Sincerely,

Infospi Inc.

By:	/s/ Dror Svorai
Dror Svorai